Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 7831 3113 kofax@fticonsulting.com

Kofax Announces In Line Selected Preliminary Unaudited Financial Results

for the Quarter Ended December 31, 2014

Results Achieved Despite Significant Unfavorable Exchange Rate Movements

Irvine, CA, January 12, 2015 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of software to simplify and transform the First Mile™ of customer engagements, today announced in line selected preliminary unaudited financial results for the second quarter of its fiscal year 2015, which ended December 31, 2014, as presented below:

Millions	Non-GAAP	GAAP
Software License Revenue	$34.0 to $35.0	$33.5 to $34.5
Total Revenues	$80.0 to $82.0	$79.0 to $81.0
Adjusted EBITDA	$13.7 to $14.7	$12.5 to $13.5

Commenting on the selected preliminary unaudited Non-GAAP financial results, Reynolds C. Bish, Chief Executive Officer, said: “We had a solid quarter in line with both our fiscal year 2015 guidance provided in October and – using the mid point of the ranges above – consensus analyst expectations for the quarter despite unexpected and significant unfavorable exchange rate movements during this period. Given the large amount of our software license revenue and total revenues arising in Euros, British Pounds, Swiss Francs and other currencies that have weakened against the U.S. dollar, this effect was substantial. On a constant currency basis – using exchange rate levels in the prior year period – software license revenue would have been approximately $1.1 million and total revenues $2.7 million higher. The effect on Adjusted EBITDA was less negative as a result of the global nature and distribution of our employees and expenses.”

Bish continued: “During the quarter we experienced strong growth in new or acquired products software license revenue and improved core capture software license revenue. We also saw a considerable year over year increase in the number of six figure software license revenue transactions, and new quota bearing sales reps continuing their ramp to productivity as we would expect.”

Kofax announced these selected preliminary unaudited financial results at this time in anticipation of the Needham & Company 17th Annual Growth Conference where Chief Executive Officer Reynolds C. Bish will meet with investors and present on Tuesday, January 13, 2015 at 4:50 pm Eastern Time. A live webcast and replay of the presentation will be available at: http://investor.kofax.com/events.cfm.

The Company will publish its final unaudited financial results for the second quarter of its fiscal year 2015, which ended December 31, 2014, and host a conference call and audio only webcast on January 29, 2015. The time and access details for the conference call and webcast will be provided in advance of this date.

About Kofax

Kofax is a leading provider of software to simplify and transform the First Mile™ of customer engagements. Success in the First Mile can dramatically improve the customer experience, greatly reduce operating costs and increase competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, supply chain, business process outsourcing and other markets. Kofax delivers these through its direct sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

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Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in any forward looking statements are reasonable based on its current knowledge of the business and operations, it cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to provide revisions to any forward looking statements should circumstances change.

Non-GAAP Financial Measures

Management uses financial measures, both GAAP and Non-GAAP, in analyzing and assessing the overall performance of the business and making operational decisions. The Company has provided and believes that the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures are useful to investors and other users of its financial statements because the Non-GAAP financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the forms the Company has filed with the Securities and Exchange Commission for a discussion of the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures for more information regarding the Non-GAAP measures.

© 2015 Kofax Limited. Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

Source: Kofax